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                           May 19, 2022

       Christine West
       Chief Financial officer
       Endeavour Silver Corp.
       # 1130-609 Granville Street
       Vancouver
       British Columbia
       Canada V7Y 1G5

                                                        Re: Endeavour Silver
Corp.
                                                            Form 40-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-33153

       Dear Ms. West:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the Fiscal Year Ended December 31, 2021

       Exhibit 99.2 - Consolidated Financial Statements
       10. Mineral Properties, Plant and Equipment
       (e) El Cubo, Mexico, page 26

   1. Please tell us how you calculated the $16.8 million reversal of impairment related to El
                                                        Cubo and explain how
your calculation complies with paragraphs 122 and 123 of IAS36.
                                                        Please ensure your
response addresses the following:
                                                            Provide the net
book value of the impaired assets by type prior to the reversal.
                                                            Provide the net
book value of these assets by type after reversal and the methods used to determine this
amount.
                                                            Demonstrate how the
post reversal amounts agree to the assets and liabilities held for sale reported as of
March 31, 2021.
 Christine West
Endeavour Silver Corp.
May 19, 2022
Page 2
                Clarify how the $200.1 million related to depletion and depreciation factors into the calculation of the reversal and what it represents.
22. Segment Disclosures, page 39

2. We note your disclosure at page 12 of Management's Discussion and Analysis indicates that you suspended operations at El Compas in mid-August 2021 as the mineral reserves at the mine were exhausted. Please tell us why the underlying mineral property plant and equipment balances related to El Compas have not been fully depleted as of
         December 31, 2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa,
Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChristine West                               Sincerely,
Comapany NameEndeavour Silver Corp.
                                                               Division of
Corporation Finance
May 19, 2022 Page 2                                            Office of Energy
& Transportation
FirstName LastName